Exhibit 4.18
Purchase and Sale Contract

Contract Reference No.: YWG(Xiao)-2010-57-1004
Place of Execution: Qidong
Date of Execution: September 15, 2010

Seller: Ya An Yongwang Silicon Co., Ltd.	Buyer: Jiangsu Linyang Solarfun Co., Ltd.

Address: Ya’an Industrial Park, Mingshan County, Ya’an City, Sichuan Province	Address: 888 Linyang Road, Qidong City, Jiangsu Province

Tel/Fax: 0835-3228897	Tel/Fax: 0513-83606228/83606227

Opening Bank: Ya’an Branch, Construction Bank of China	Opening Bank: Qidong Operating Outlet, Bank of China

Account No.: 51001778605059080718	Account No.: 647032159808091001

Tax Identification No.:	Tax Identification No.: 32681765140726
After friendly consultations between them, pursuant to the Contract Law of the People’s Republic of China, the Parties agree to enter into the following contract terms with respect to the purchase of the product set forth below for mutual observance and performance.
1. Name and Quality Requirements of the Product
1.1 Name of the Product: solar-grade polycrystalline silicon (the “Products”);
1.2 Quality Requirements: quality criteria and technical parameters: solar-grade; N-shaped Resistivity>50Ω.cm or P-shaped Resistivity> 100Ω.cm; N-shaped minority carrier lifetime>50µs.
2. Quantity and Specifications:

Aggregate
Item		Measurement		Unit Price	Price
No.	Name	Unit	Quantity	(RMB/KG)	(RMB)	Remarks
1	Crude polycrystalline silicon	KG	720,000	To be agreed between the parties through negotiations on a monthly basis (see note below)	To be determined on the basis of the price actually adopted	The delivery for each month from October 2010 to October 2012 shall be no less than thirty (30) tons

2	Total contract price	To be determined on the basis of the actual price (the selling price is inclusive of a 17% VAT)

Noted: the parties shall negotiate the unit price for each month based on the then prevailing public market price. In view of the long-term partnership between the parties, Party A shall grant Party B an appropriate discount by reference to the then prevailing public market price, which discount shall be in no event higher than RMB10/KG. Where the parties fail to agree on the unit price for the following month after negotiations, the unit price to apply to the Buyer for the following month shall be equal to (i) the average of the prices for the sale of the polycrystalline silicon by the Seller to the other customers for the following month as specified in one or more contracts entered into with such other customers as provided by the Seller to the Buyer, less (ii) RMB10/KG.
3. Methods of Settlement and Term of Payment:
3.1 Prior to the fifth (5th) day of each month, the Buyer shall remit in full the total purchase price agreed for such month to a bank account designated by the Seller. Within two (2) workdays as from its receipt in full of the total purchase price so remitted, the Seller shall dispatch the Products to the Buyer in accordance with the dispatch schedule for such month as agreed between the Parties; provided, however, that, the date for the first dispatch shall be after the fifth (5th) date of the month; and provided, further, that prior to its receipt in full of the total purchase price for the current month, the Seller shall have the right to cease the dispatch to the Buyer until the receipt in full of the total purchase price, in which case, the date of dispatch may be postponed accordingly.
3.2 Within five (5) workdays as of the date of effectiveness of this Contract (the “Effective Date”) the Buyer shall pay the Seller a performance guarantee (the “Performance Guarantee”) in an amount of RMB20,000,000 (in words: Twenty Million Renminbi Yuan Only). Within two (2) months as of its receipt in full of the Performance Guarantee, and in consideration of that the Seller shall issue to the Buyer a letter of guarantee in the same amount. Beginning from the date falling one year after the performance of this Contract commences, the Performance Guarantee may be set off against the purchase price payable by the Buyer hereunder during the period from October 2011 to September 2012. Under such offsetting, the Seller may directly deduct any amount of the purchase price payable by the Buyer from the Performance Guarantee, which purchase price shall be calculated at a unit price of RMB55.56/KG (Fifty-five point five fix Renminbi Yuan). Notwithstanding the foregoing provisions, in case prior to the commencement of or in the course of the proposed offsetting against the Performance Guarantee, the aggregate quantity of the Products purchased by the Buyer during a given period is less than the agreed quantity of purchase for such period set forth herein, the Seller shall have the right to refuse to do the offsetting until the date on which any quantity shortfall accrued previously is made up by the Buyer in the performance of its purchase obligations for the subsequent months.

4. Methods and Place of Delivery:
4.1 Time of Delivery: to be agreed between the parties each month prior to the dispatch of the shipment for such month.
4.2 Place and Methods: to be delivered to the Buyer’s warehouse by the Seller.
4.3 The Seller shall bear any and all the losses and damages that may occur to any Products prior to the delivery of such Products to the Buyer’s warehouse.
5. Quality Inspection and Objections:
5.1 Within five (5) workdays as from its receipt of any shipment of the Products, the Buyer shall conduct the acceptance inspection on such shipment as to the quantity, model no., specifications, and quality, and shall give a written notice of objection to the Seller within two (2) days following the date of inspection, in which case, the Seller may conduct a reinspection. Where the Parties have a dispute with respect to the result of the inspection, either Party may submit such dispute to an independent third party acceptable to both Parties. In case the Buyer fails to conduct the acceptance inspection within seven (7) workdays as from its receipt of a shipment of the Products, the Buyer shall be deemed to have no objection to such shipment.
6. Default Liabilities:
6.1 In case within the period of quality inspection, any of the model no., specifications, technical parameters of any Products delivered by the Seller are confirmed by the Parties to fail to conform to the requirements set forth herein, the Parties shall after negotiations, elect to refund the payment for such nonconforming Products, replace such nonconforming Products with conforming ones or have the Buyer accept such nonconforming Products at a discounted price.
6.2 In case after the Buyer completes the advance payment contemplated hereunder and the total purchase price for any given month, the Seller fails to dispatch the agreed Products in accordance with the dispatch schedule agreed between the Parties, the Seller shall pay the Buyer liquidated damages on the value of the non-dispatched Products at a rate of 0.5%/day for each day during which such failure continues. In case the non-dispatched Products remain overdue for more than thirty (30) days, the Buyer shall have the right to terminate this Contract and the Seller shall refund to the Buyer any amount of the Performance Guarantee left after the offset. Notwithstanding the foregoing provisions, in case the Buyer has any delay in any payment or make the payment later than the agreed time of dispatch, the Seller shall not be held liable for any default liabilities for the failure to dispatch the relevant Products at the agreed time of dispatch, and the Buyer shall not have the right to terminate this Contract.
6.3 In case the Buyer fails to pay the purchase price for any given month on time in accordance with the agreed payment schedule, the Buyer pay the Seller liquidated damages on the overdue purchase price at a rate of 0.5%/day for each day during which such overdue purchase price remains unpaid. In case any overdue purchase price remains overdue for more than thirty (30) days, the Seller shall have the right to terminate this Contract and shall refund to the Buyer any amount of the Performance Guarantee left after the offset.

7. Force Majeure:
In case either the Buyer or the Seller is rendered unable to perform any of its obligations hereunder due to the occurrence of a force majeure event, the Party affected by the force majeure event shall give a written notice to the other Party within seven (7) days as of the occurrence of such event and provide the other Party with written evidence issued by the relevant governmental authority within fifteen (15) days after the force majeure event comes to an end. To the extent of the effect of the force majeure event, the affected Party shall be released completely or partially from the liability for the failure to perform the affected obligations hereunder; provided, however, that, the affected Party shall not be released from the liability for such failure where the force majeure occurs after the performance of the relevant obligations are delayed.
8. Dispute Resolution:
Any dispute between the Parties arising from the validity, performance or interpretation of this Contract shall first be resolved through friendly consultations between the Parties. Where any dispute fails to be resolved through such consultations, such dispute shall be submitted to the jurisdiction of the court of first instance located in the place where the Party who brings an action. Any expenses incurred in the action shall be borne by the losing party, including attorney fees, travelling expenses, evidence collection fees, notarization fees, and legal costs.
9. Effectiveness and Miscellaneous:
9.1 This Contract shall take effect upon being signed and stamped by both parties. The contents on the print-out copy of this Contract shall have the conclusive force. Any amendment to this Contract hereafter shall be set forth in the print-out copy and signed off by both Parties for confirmation. Where this Contract is longer than one page, the edge of each page of this Contract shall be stamped.
9.2 This Contract shall be executed in two (2) counterparts with equal force and effect, with each of the Buyer and the Seller to hold one. Each of the Buyer and the Seller shall deliver the original of one counterpart of this Contract executed by it to the other Party by mail within three (3) workdays after the date of execution. This Contract may be executed by fax transmission, and each counterpart executed by fax transmission shall constitute an original.
9.3 Any matters not covered hereunder shall be set forth in supplementary agreements to be entered into by and between the Parties after negotiations, which supplementary agreements shall have the equal legal force as this Contract.

Seller: Ya An Yongwang Silicon Co., Ltd.	Buyer: Jiangsu Linyang Solarfun Co., Ltd.
(affixed with Company Seal)	(affixed with Company Seal)

Authorized Representative:	Authorized Representative:

Dated:	Dated:

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